UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BREAD FINANCIAL HOLDINGS, INC.
 (Exact name of registrant as specified in its charter)

DELAWARE	001-15749	31-1429215
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3095 LOYALTY CIRCLE COLUMBUS, OHIO	43219
(Address of principal executive offices)	(Zip Code)

Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel, and Secretary
(214) 494-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

From the 2014 reporting period through the 2020 reporting period, Bread Financial Holdings, Inc. (formerly Alliance Data Systems Corporation) (the “Company”) filed a Form SD each year with respect to certain operations of its then-wholly-owned subsidiary, BrandLoyalty Group B.V. (“BrandLoyalty”).

On November 5, 2021, the Company completed the spinoff of its former LoyaltyOne® segment, including the BrandLoyalty business, into an independent, publicly traded company known as Loyalty Ventures Inc. (“Loyalty Ventures”).  Loyalty Ventures is now listed on Nasdaq under the ticker symbol “LYLT.”  Following the spinoff of Loyalty Ventures, the Company no longer manufactures or contracts to manufacture any products, including any products required to be reported on Form SD.

On May 19, 2022, Loyalty Ventures filed a Form SD with the Securities and Exchange Commission (the “SEC”) for the 2021 reporting period with respect to the operations of BrandLoyalty (the “2021 Form SD”). The 2021 Form SD is incorporated by reference herein. As a result of the spinoff, the Company did not, and could not, without unreasonable effort, perform an independent due diligence, aside from the due diligence performed by Loyalty Ventures, with respect to the matters covered by the 2021 Form SD.

The 2021 Form SD can be found on the SEC’s website at www.sec.gov and on Loyalty Ventures’ website at www.loyaltyventures.com on the Investors page under the Governance heading. The information on that website is not incorporated by reference into this Form SD.

While the Company does not currently expect to have any further filing obligations on Form SD with respect to BrandLoyalty’s operations or otherwise, the Company will continue to monitor any future obligations it may have under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, with respect to conflict minerals, whether such obligations arise due to future acquisitions, changes in business operations or other circumstances.

Item 1.02 Exhibit.

Not applicable.

Section 2 – Exhibits.

Item 2.01 Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bread Financial Holdings, Inc.

By:	/s/ Joseph L. Motes III	Date: May 27, 2022
Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary